GulfMark Offshore, Inc. to Present at the
Bear Stearns 15th Annual Global Credit Conference

May 15, 2006 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today that it will present at the Bear Stearns 15th Annual Global Credit Conference in New York on Tuesday, May 16, 2006 at 8:15 a.m. Eastern time.

The presentation will be available on May 16th on GulfMark's web site at: www.gulfmark.com.

GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of sixty (60) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact: Edward A. Guthrie, Executive Vice President
(713) 963-9522